UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Workstream Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

981402100
(CUSIP Number)

November 2, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 pages

CUSIP No. 981402100

1.	Name of Reporting Persons. Hewlett-Packard Company I.R.S. Identification Nos. of Above Persons (entities only) 94-1081436

2.	Check the Appropriate Box if a Member of a Group (See Instructions) [_] (a) [_] (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 2,476,025

	6.	Shared Voting Power: N/A

	7.	Sole Dispositive Power: 2,476,025

	8.	Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,476,025 Common Shares, no par value

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [__]

11.	Percent of Class Represented by Amount in Row (9): 5.0% *

12.	Type of Reporting Person (See Instructions): CO

* Calculation based on Issuer's 49,194,178 shares issued and outstanding as of October 8, 2005.

Page 2 of 4 pages

CUSIP No. 981402100

Item 1.
	(a).	Name of Issuer:
Workstream Inc.

	(b).	Address of Issuer's Principal Executive Offices:
495 March Road, Suite 300, Ottawa, ON K2K 3G2 Canada

Item 2.
	(a).	Name of Person Filing:
Hewlett-Packard Company

	(b).	Address of Principal Business Office or, if none, Residence:
3000 Hanover Street, Palo Alto, California 94304

	(c).	Citizenship:
Delaware

	(d).	Title of Class of Securities:
Common Shares, no par value

	(e).	CUSIP Number:
981402100

Item 3.	If this statement is filed pursuant to ŠŠ240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[_]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C 78o);
	(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78C);
	(c)	[_]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);
	(d)	[_]	An Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[_]	An Investment Adviser in accordance with Š240.13d-1(b)(1)(ii)(E);
	(f)	[_]	An Employee Benefit Plan or Endowment Fund in accordance with Š240.13d-1(b)(1)(ii)(F);
	(g)	[_]	A Parent Holding Company or control person in accordance with Š240.13d-1(b)(1)(ii)(G);
	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);;
	(j)	[_]	Group, in accordance with Š240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)		Amount beneficially Owned: 2,476,025
	(b)		Percent of class: 5.0%
	(c)		Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 2,476,025
		(ii)	shared power to vote or to direct the vote: -0-
		(iii)	sole power to dispose or to direct the disposition of: 2,476,025
		(iv)	shared power to dispose or to direct the disposition of: -0-

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Š240.13d-3(d)(1).

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CUSIP No. 981402100

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which acquired the Security Being Reported on By the Parent Holding Company. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to Š240.13d-1(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to Š240.13d-1(c)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEWLETT-PACKARD COMPANY
Date: November 7, 2005	By: /s/ Charles N. Charnas
Name: Charles N. Charnas
Title: Vice President, Deputy General Counsel and Assistant Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general part of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Š240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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